FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x      Form 40-F
                   ---               ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No   x
             ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                                      ASUR
                             AEROPUERTOS DEL SURESTE


--------------------------------------------------------------------------------
                      4Q02 EARNINGS CONFERENCE CALL NOTICE
--------------------------------------------------------------------------------

                  Grupo Aeroportuario del Sureste, S.A. de C.V.
                                    NYSE: ASR

 Cordially Invites you to join its quarterly conference call to discuss results for the fourth quarter of 2002. Representing ASUR will be:

                                Frantz Guns, CEO
                               Adolfo Castro, CFO

--------------------------------------------------------------------------------

Day:                      Thursday, January 30, 2003

Time:                     10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:           617-801-9702

Access Code:              679549

Replay: Starting Thursday, January 30, at 1 PM US EST, ending at midnight US EST on Monday, February 3, 2003. Dial-in number: 617-801-6888. Access Code: 9763410.

--------------------------------------------------------------------------------

 ASUR will release results for the fourth quarter of 2002 on Tuesday, January 29, after the close of the U.S. market.

--------------------------------------------------------------------------------

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C. V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.


--------------------------------------------------------------------------------
     For questions regarding this call, please contact Luca Biondolillo of
             Breakstone&Ruth at T. (646) 536-7012, or via email at
                       Lbiondolillo(C)breakstoneruth.com.

ASUR                                                 In the United States
----
AEROPUERTOS DEL SURESTE                                Breakstone & Ruth
                                                         International
acastro@asur.com.mx                                    Luca Biondolillo
                                                        (646) 536-7012
                                                 Lbiondolillo@breakstoneruth.com

                        ASUR 4Q02 EBITDA UP YOY BY 22.34%

4Q02 Highlights(1):

o    EBITDA increased by 22.34% to Ps.134.8 million

o    Total passenger traffic up by 11.08%

o Total revenues up by 12.85%, mainly due to a 39.05% year-over-year improvement in commercial revenues

o Commercial revenues per passenger increased by 25.59%, to Ps.15.81 per passenger

o    Operating profit improved by 69.31%

o    EBITDA margin of 47.72%, compared with 44.02% for 4Q01

Mexico City, January 29, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and twelve-month periods ended December 31, 2002.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of December 31, 2002, and represent comparisons between the three- and twelve-month periods ended December 31, 2002, and the equivalent three- and twelve-month periods ended December 31, 2001. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps.10.4393.

----------
1 Unless otherwise stated, all comparisons are between the three-month period ended December 31, 2002, and the equivalent three-month period ended December 31, 2001.

Passenger Traffic
--------------------------------------------------------------------------------

For the fourth quarter, year-over-year total passenger traffic increased by 11.08%; domestic passenger traffic increased by 3.01%; and international passenger traffic increased by 18.84%.

Total passenger traffic for the fourth quarter increased year-over-year at all ASUR airports except Cozumel and Huatulco, where total passenger traffic for the period declined year-over-year by 9.31% and 8.33%, respectively.

Domestic passenger traffic for the quarter increased 3.0l% year-over-year at all airports except Cozumel and Huatulco, where domestic passenger traffic for the period declined year-over-year by 7.89% and 9.11%, respectively.

International passenger traffic for the quarter increased by 18.84% year-over-year at all airports except Cozumel and Merida, where international passenger traffic for the period declined year-over-year by 9.84% and 5.21%, respectively.

Year-to-date, total, domestic and international passenger traffic decreased year-over-year by 2.17%, 0.45% and 3.36%, respectively. Cozumel airport was hit the hardest by the decline in domestic and international passenger traffic resulting from the events of September 11, 2001, because North American tourists represent the great majority of travelers to this resort town. In addition, domestic passenger traffic to Cozumel airport was impacted by the suspension of flights in of this year by Mexican airline Aeroferinco. For the quarter, domestic and international passenger traffic at Cozumel airport declined year-over-year by 7.89% and 9.84%, respectively.

At Huatulco airport total passenger traffic for the twelve-month period declined year-over-year by 15.44%, mainly as a result of the closing of the local Club Med resort. In its place, in December of 2002 the hotel Las Brisas Huatulco opened to the public. It is expected that this hotel will not be fully operational until during the first quarter of 2003.

Table I:          Domestic Passengers (in thousands)

         ---------------------------------------------------------------------------------------------------------------
               Airport            4Q01           4Q02          % change     12-months-01  12- months-02     % change
         ---------------------------------------------------------------------------------------------------------------
         Cancun                    419.7          427.2            1.79        1,734.2        1,880.2            8.42
         -------------------------------------------------------------------------------------------------------------
         Cozumel                    22.8           21.0           (7.89)         116.5           95.7          (17.85)
         -------------------------------------------------------------------------------------------------------------
         Huatulco                   58.2           52.9           (9.11)         270.2          241.0          (10.81)
         -------------------------------------------------------------------------------------------------------------
         Merida                    185.8          192.0            3.34          787.1          753.0           (4.33)
         -------------------------------------------------------------------------------------------------------------
         Minatitlan                 31.6           33.0            4.43          128.9          123.5           (4.19)
         -------------------------------------------------------------------------------------------------------------
         Oaxaca                    102.4          114.8           12.11          414.8          408.3           (1.57)
         -------------------------------------------------------------------------------------------------------------
         Tapachula                  44.2           45.0            1.81          188.2          173.7           (7.70)
         -------------------------------------------------------------------------------------------------------------
         Veracruz                  105.5          110.9            5.12          446.7          426.1           (4.61)
         -------------------------------------------------------------------------------------------------------------
         Villahermosa              123.7          130.0            5.09          519.6          484.2           (6.81)
         -------------------------------------------------------------------------------------------------------------
             TOTAL               1,093.9        1,126.8            3.01        4,606.2        4,585.7           (0.45)
         -------------------------------------------------------------------------------------------------------------

Table II:         International Passengers (in thousands)

         ---------------------------------------------------------------------------------------------------------------
              Airport            4Q01           4Q02          % change     12-months-01   12- months-02     % change
         ---------------------------------------------------------------------------------------------------------------
         Cancun                 1,030.9        1,248.3            21.09       5,905.8        5,837.8            (1.15)
         -------------------------------------------------------------------------------------------------------------
         Cozumel                   61.0           55.0            (9.84)        448.7          350.2           (21.95)
         -------------------------------------------------------------------------------------------------------------
         Huatulco                   5.4            5.4             -             47.1           27.3           (42.04)
         -------------------------------------------------------------------------------------------------------------
         Merida                    21.1           20.0            (5.21)        132.3           96.6           (26.98)
         -------------------------------------------------------------------------------------------------------------
         Minatitlan                 0.4            0.7            75.00           2.3            2.6            13.04
         -------------------------------------------------------------------------------------------------------------
         Oaxaca                     5.1            6.5            27.45          25.4           25.0            (1.57)
         -------------------------------------------------------------------------------------------------------------
         Tapachula                  0.3            0.7           133.33           2.2            3.1            40.91
         -------------------------------------------------------------------------------------------------------------
         Veracruz                  12.2           13.3             9.02          56.7           53.5            (5.64)
         -------------------------------------------------------------------------------------------------------------
         Villahermosa               2.8            3.9            39.29          13.7           14.9             8.76
         -------------------------------------------------------------------------------------------------------------
         TOTAL                  1,139.2        1,353.8            18.84       6,634.2        6,411.0            (3.36)
         -------------------------------------------------------------------------------------------------------------

Table III:        Total Passengers (in thousands)

         ---------------------------------------------------------------------------------------------------------------
              Airport            4Q01           4Q02          % change     12-months-01   12- months-02     % change
         -------------------------------------------------------------------------------------------------------------
         Cancun                 1,450.6        1,675.5            15.50       7,640.0        7,718.0             1.02
         -------------------------------------------------------------------------------------------------------------
         Cozumel                   83.3           76.0            (9.31)        565.2          445.9           (21.11)
         -------------------------------------------------------------------------------------------------------------
         Huatulco                  63.6           58.3            (8.33)        317.3          268.3           (15.44)
         -------------------------------------------------------------------------------------------------------------
         Merida                   206.9          212.0             2.46         919.4          849.6            (7.59)
         -------------------------------------------------------------------------------------------------------------
         Minatitlan                32.0           33.7             5.31         131.2          126.1            (3.89)
         -------------------------------------------------------------------------------------------------------------
         Oaxaca                   107.5          121.3            12.84         440.2          433.3            (1.57)
         -------------------------------------------------------------------------------------------------------------
         Tapachula                 44.5           45.7             2.70         190.4          176.8            (7.14)
         -------------------------------------------------------------------------------------------------------------
          Veracruz                117.7          124.2             5.52         503.4          479.6            (4.73)
         -------------------------------------------------------------------------------------------------------------
          Villahermosa            126.5          133.9             5.85         533.3          499.1            (6.41)
         -------------------------------------------------------------------------------------------------------------
          TOTAL                 2,233.1        2,480.6            11.08      11,240.4       10,996.7            (2.17)
         -------------------------------------------------------------------------------------------------------------

Note to tables I, II and III:             Passenger figures exclude transit
                                          and general aviation passengers.

Consolidated Results for 4Q02
--------------------------------------------------------------------------------

Total revenues for 4Q02 reached Ps.282.4 million, representing a year-over-year increase of 12.85%. This was mainly due to:

o A year-over-year increase of 9.99% in revenues from aeronautical services, principally due to the 18.84% increase for the quarter in international passenger traffic.

o A year-over-year increase of 25.45% in revenues from non-aeronautical services, mainly due to the 39.05% increase for the quarter in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues for the quarter increased year-over-year by 39.05%, mainly due to:

o A 43.74% year-over-year increase in duty-free revenues, principally from new stores opened in the Cancun and Merida airports during the fourth quarter of 2001 and in the Cozumel airport during the first quarter of 2002.

o A year-over-year increase of 643.7% in food and beverage revenues, as a result of the opening of restaurants and bars in the Cancun, Cozumel and Merida airports during the fourth quarter of 2001.

o    A 1,358.31% year-over-year increase in retail revenues.

o    A 684.14(degree)/o year-over-year increase in revenues from parking lots.

Total operating costs and expenses for the quarter increased year-over-year by 5.11%, mainly as a result of the following:

o A 6.93% year-over-year rise in cost of services for the quarter. This was mainly due to increases of 25.49% and 29.51%, respectively, in the cost of energy, resulting from the rate increase mandated by the Mexican Government, and maintenance costs, as a result of the opening of new areas during the fourth quarter of last year.

o    A 6.42% year-over-year decline in administrative expenses.

o A 27.28% year-over-year increase in the cost of technical assistance, mainly as a result of the increase in EBITDA for the period (a basis for the calculation of the fee).

o An increase in concession fees for the quarter due to the year-over-year improvement in revenues for the period.

o A 4.65% year-over-year increase in depreciation and amortization for the quarter, mainly due to the capitalization of investments made in connection with the opening of new areas at the Company's three largest airports during the fourth quarter of last year.

Operating margin for the quarter was 18.07%, representing an improvement from operating margin of 12.04% for the same quarter last year. This was mainly due to the above-mentioned year-over-year increase in revenues, mainly from commercial activities.

Mexican companies are required to pay the higher of either income tax or asset tax (defined as a rate of l.8% of the average fiscal value of practically all the Company's assets [including, in ASUR's case, the concessions], less the average fiscal value of certain liabilities [essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries]). The companies that form ASUR, like any other company in Mexico, were exempt from this tax for the first three years of operations. This grace period ended on December 31, 2001. Consequently, tax payments for the fourth quarter amounted to Ps.42.3 million, or Ps.169.0 million year-to-date.

Results for the fourth quarter reflected changes made to how ASUR records asset taxes, deferred employee profit sharing and deferred taxes. These changes were made with the approval of ASUR's auditors, PricewaterhouseCoopers S.C., and resulted from an in-depth analysis of ASUR's tax profile and its impact on the Company's financial statements. These changes resulted in the following adjustments:

1. ASUR recognized a valuation allowance for the amount of deferred tax assets generated by its asset tax. During the fourth quarter, Management concluded that, based on the weight of available evidence, there was a high probability that during the next ten years, as allowed under the Mexican Income Tax Law, ASUR will generate future taxable income to realize a portion of the deferred tax asset generated by its asset tax. Therefore, ASUR reversed a valuation allowance of the deferred tax asset generated by its asset tax to an amount equaling the deferred tax liability at December 31, 2002, which resulted in ASUR crediting income by Ps. 28.15 million.

2. ASUR recognized valuation allowances for deferred employees' statutory profit sharing and deferred tax assets generated by the airports of Huatulco, Tapachula, Minatitlan as well as the companies Servicios Aeroportuarios del Sureste and Grupo Aeroportuario del Sureste since Management concluded that, based on a number of factors, the available objective evidence creates sufficient uncertainty as to the high probability of its realizability. As a result, ASUR recognized a charge to income amounting to Ps. 14.13 million.

3. Under the amendments to the Mexican Income Tax Law effective January 1, 2002, the income tax rate of 35% in 2002 will be gradually reduced by 1% per year until it reaches 32% in 2005. As a result, ASUR recognized an adjustment to the deferred taxes and credited income by Ps. 44.82 million.

Net income for the fourth quarter increased year-over-year by 365.22% to Ps.53.71 million. This was mainly due to the above mentioned:

o    Increase in overall revenues for the period.

o Decrease in the deferred tax provision derived from the recognition of the decline in the corporate tax rate to 32%, from 35%, in line with Generally Accepted Accounting Principles in Mexico and local tax law.

o And, the decline in the asset tax provision, which in line with the results for the airports of Cozumel, Merida, Oaxaca, Veracruz and Villahermosa, was adjusted to reflect the amount that exceeded the deferred taxes provision recorded for the corresponding period. This adjustment was made in accordance with Bulletin D-4 of the Generally Accepted Accounting Principles in Mexico.

Earnings per common share for the quarter were Ps.0.1790, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.1715, compared with earnings per common share of Ps.0.0385, or EPADS of US$0.0369 for the same period of last year.

Table IV:         Summary of consolidated Results for 4Q02

            ---------------------------------------------------------------------------------------------
                                                          4Q01              4Q01            % Change
            ---------------------------------------------------------------------------------------------
            Total Revenues                                250,334           282,491            12.85
            ---------------------------------------------------------------------------------------------
            Aeronautical Services                         204,062           224,445             9.99
            ---------------------------------------------------------------------------------------------
            Non/Aeronautical Services                      46,272            58,047            25.45
            ---------------------------------------------------------------------------------------------
            Commercial Revenues                            29,182            40,576            39.05
            ---------------------------------------------------------------------------------------------
            Operating Profit                               30,148            51,043            69.31
            ---------------------------------------------------------------------------------------------
            Operating Margin %                             12.04%            18.07%            50.03
            ---------------------------------------------------------------------------------------------
            EBITDA                                        110,200           134,818            22.34
            ---------------------------------------------------------------------------------------------
            EBITDA MARGIN %                                44.02%            47.72%             8.41
            ---------------------------------------------------------------------------------------------
            Net Income                                     11,546            53,714           365.22
            ---------------------------------------------------------------------------------------------
            Earnings per Share *                           0.0385            0.1790           365.22
            ---------------------------------------------------------------------------------------------
            Earnings per ADS in US$.                       0.0369            0.1715           365.22
            ---------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.4393.

Table V:          Commercial Revenues for 4Q02

            ----------------------------------------------------------------------------------------------
                                                              4Q01            4Q02           % Change
            ----------------------------------------------------------------------------------------------
            Total Passengers                                      -                -             -
            ----------------------------------------------------------------------------------------------
            Commercial Revenues                         Ps.  29,182      Ps.  40,576            39.05
            ----------------------------------------------------------------------------------------------
            Passengers ('000)                                 2,319            2,567            10.69
            ----------------------------------------------------------------------------------------------
            Commercial Revenues per Passenger              Ps.12.58         Ps.15.81            25.68
            ----------------------------------------------------------------------------------------------

Note: For purposes of this table, 85.8 thousand and 86.7 thousand transit and general aviation passengers are included for 4Q01 and 4Q02, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2002.

Table VI:         Operating Costs and Expenses for 4Q02

            ----------------------------------------------------------------------------------------------
                                                              4Q01            4Q02           % Change
            ----------------------------------------------------------------------------------------------
            Cost of Services                                 89,594           95,803             6.93
            ----------------------------------------------------------------------------------------------
            Administrative                                   32,078           30,020            (6.42)
            ----------------------------------------------------------------------------------------------
            Technical Assistance                              6,071            7,727            27.28
            ----------------------------------------------------------------------------------------------
            Concession Rights                                12,391           14,124            13.98
            ----------------------------------------------------------------------------------------------
            Depreciation and Amortization                    80,052           83,775             4.65
            ----------------------------------------------------------------------------------------------
            TOTAL                                           220,186          231,449             5.11
            ----------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2002.


Table VII:        Summary of Consolidated Results for the Twelve-month Period

            ---------------------------------------------------------------------------------------------
                                                      12-months- 01     12-months- 02         %  Change
            ---------------------------------------------------------------------------------------------
            Total revenues                               1,230,623         1,240,601              0.81
            ---------------------------------------------------------------------------------------------
            Aeronautical Services                        1,045,029         1,001,380            (4.18)
            ---------------------------------------------------------------------------------------------
            Non-aeronautical Services                      185,594           239,221             28.89
            ---------------------------------------------------------------------------------------------
            Commercial Revenues                            104,579           163,664             56.50
            ---------------------------------------------------------------------------------------------
            Operating Profit                               398,749           355,170           (10.93)
            ---------------------------------------------------------------------------------------------
            Operating Margin %                              32.40%            28.63%           (11.65)
            ---------------------------------------------------------------------------------------------
            EBITDA                                         718,957           690,270            (3.99)
            ---------------------------------------------------------------------------------------------
            EBITDA Margin                                   58.42%            55.64%            (4.76)
            ---------------------------------------------------------------------------------------------
            Net Income                                     267,157           220,284           (17.55)
            ---------------------------------------------------------------------------------------------
            Earnings per Share                              0.8905            0.7343           (17.55)
            ---------------------------------------------------------------------------------------------
            Earnings per ADS in US$.                        0.8530            0.7034           (17.55)
            ---------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps. 10.4393.

Consolidated Results for Twelve-Month Period
--------------------------------------------------------------------------------

Total revenues for the twelve-month period were Ps.1,240.6 million, reflecting a year-over-year improvement of 0.81%. This was mainly due to:

o A year-over-year decrease of 4.18% in revenues from aeronautical services, mainly due to the decline over the period in the number of operations and international passenger traffic following the events of September 11, 2001. This decline was partially offset by an increase over the same period in commercial revenues resulting from the opening of new, improved commercial spaces at the airports of Cancun, Merida and Cozumel during the final quarter of last year.

As of today, the issue related to the suspension of payment by Mexican airlines AeroMexico, Mexicana de Aviacion, Aerolitoral and Aeromar of the portion of airport-specific tariffs charged by ASUR as from June 1, 2001, is still unsolved and currently going through the legal system. The four airlines suspended these payments in June of 2001. To-date, the incremental sum that the four airlines have not paid is Ps.9.8 million.

Similarly, in May of 2002 the same airlines informed ASUR of their desire to extend the payment deadline for the passenger fee to 115 days. As a result, starting in June the four airlines did not make payments that were due according to the original 60-day payment schedule. As a result, account receivables related to this item were Ps.41.0 million at December 31, 2002. It should be noted that the airlines undertook this action despite the fact that ASUR informed them that it was prepared to consider their request.

Year-to-date, commercial revenues increased year-over-year by 56.50%, mainly as a result of:

o A year-over-year increase in duty-free revenues of 64.10%, mainly due to the above-mentioned opening of the commercial spaces at Cancun airport during the fourth quarter of last year.

o A l03.05% year-over-year increase in food and beverage revenues due to the above-mentioned opening of restaurants and bars in Cancun, Cozumel and Merida airports during the fourth quarter of last year.

o Year-over-year increases of 70.19% and 225.74%, respectively, in retail and banking & currency exchange revenues.

Table VIII:       Commercial Revenues for the Twelve-month Period

            ----------------------------------------------------------------------------------------------
                                                          12-months-01    12-months-02       % Change
            ----------------------------------------------------------------------------------------------
            Commercial Revenues                              Ps.104,579      Ps.163,664            56.50
            ----------------------------------------------------------------------------------------------
            Passengers (in thousands)                            11,622          11,348           (2.36)
            ----------------------------------------------------------------------------------------------
            Commercial Revenues per Passenger, in Ps.           Ps.9.00        Ps.14.41            60.29
            ----------------------------------------------------------------------------------------------

Note: For purposes of this table, 382.0 thousand and 351.1 thousand transit and general aviation passengers were included in the figures for the twelve-month period of 2001 and 2002, respectively. Figures are shown in thousands of constant Mexican pesos as of December 31, 2002.


Table IX:         Operating Costs and Expenses for the Twelve-month Period

            --------------------------------------------------------------------------------------------
                                                          12-months-01    12-months-02       % Change
            --------------------------------------------------------------------------------------------
            Cost of Services                                304,620          343,923              12.90
            --------------------------------------------------------------------------------------------
            Administrative                                  105,268          106,989               1.63
            --------------------------------------------------------------------------------------------
            Technical Assistance                             40,256           37,425              (7.03)
            --------------------------------------------------------------------------------------------
            Concession Rights                                61,522           61,994               0.77
            --------------------------------------------------------------------------------------------
            Depreciation and Amortization                   320,207          335,100               4.65
            --------------------------------------------------------------------------------------------
            TOTAL                                           831,873          885,431               6.44
            --------------------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2002.

Operating costs and expenses for the twelve-month period increased year-over-year by 6.44%.

Cost of services for the twelve-month period rose year-over-year by l2.90%. This was due to the previously announced increased costs involved in renewing third-party civil liability insurance and acquiring additional coverage against terrorist acts. Additionally, the cost of services for the year was impacted by the increases in costs related to maintenance, as new commercial areas were opened during the fourth quarter of last year, and energy discussed above.

Administrative expenses for the period increased year-over-year by 1.63%, mainly as a result of a wage increase granted to non-unionized staff employees during the second quarter of 2002.

Technical assistance costs for the period decreased year-over-year by 7.03%, due to the corresponding year-to-date decline in EBITDA.

The 0.77% year-over-year increase in concession fees for the period was due to the year-to-date decline in overall revenues.

Depreciation and amortization for the period rose year-over-year by 4.65%, mainly due to the above-mentioned capitalization of investments made in connection with the opening of new areas at the Company's three largest airports during the fourth quarter of last year.

Operating margin for the twelve-month period was 28.63%, representing a decline from operating margin of 32.40% for the equivalent period last year. This was mainly due to the above-mentioned increase in certain costs and expenses for the year.

Net income for the twelve-month period decreased year-over-year by l7.55%. Earnings per common share for the period were Ps. 0.7343, or EPADS of US$0.7034, compared with earnings per common share of Ps. 0.8905, or EPADS of US$0.8530 for the same period of last year.

Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for fiscal year 2002 were Ps.1,009.2 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.88.19.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet
--------------------------------------------------------------------------------

On December 31, 2002, Rights to Use Airport Facilities and Airport Concessions represented 85.99% of the Company's total assets, with current assets representing 6.29% and other assets 7.72%.

On December 31, 2002, cash and marketable securities were Ps.496.8 million. On the same date, shareholders' equity represented 95.46% and total liabilities represented 4.54% of ASUR's total assets. Total deferred liabilities represented 75.89% of the Company's total liabilities.

CAPEX
--------------------------------------------------------------------------------

For fiscal year 2002, ASUR made investments of Ps.260.6 million as part of the Company's ongoing plan to modernize the airports of the Group.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

                                TABLES TO FOLLOW

Operating Results per Airport

-----------------------------------------------------------------------------------------------------------------
                                 4Q01           4Q02       % change   12-months-01   12-months-02     % change
-----------------------------------------------------------------------------------------------------------------
Cancun
-----------------------------------------------------------------------------------------------------------------
Aeronautical Revenues           137,648        157,923        14.73     737,591        727,948          (1.31)
-----------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues        33,665         41,002        21.80     126,976        168,278          32.53
-----------------------------------------------------------------------------------------------------------------
Operating Profit                 42,666         68,731        61.09     384,235        381,287          (0.77)
-----------------------------------------------------------------------------------------------------------------
EBITDA                           92,720        121,001        30.50     584,453        590,368           1.01
-----------------------------------------------------------------------------------------------------------------
Cozumel
-----------------------------------------------------------------------------------------------------------------
Aeronautical Revenues             6,911          6,439        (6.83)     48,827         37,431         (23.34)
-----------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues         1,921          2,277        18.54      10,672         12,007          12.51
-----------------------------------------------------------------------------------------------------------------
Operating Profit                 (4,203)        (6,739)       60.34       8,472         (4,702)       (155.50)
-----------------------------------------------------------------------------------------------------------------
EBITDA                              (34)        (2,775)    8,062.76      25,149         11,153         (55.65)
-----------------------------------------------------------------------------------------------------------------
Merida
-----------------------------------------------------------------------------------------------------------------
Aeronautical Revenues            18,194         17,377        (4.49)     77,686         70,803          (8.86)
-----------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues         3,357          5,681        69.22      18,083         23,163          28.09
-----------------------------------------------------------------------------------------------------------------
Operating Profit                   (212)           766      (461.46)     14,535          8,195         (43.62)
-----------------------------------------------------------------------------------------------------------------
EBITDA                            6,436          7,487        16.34      41,126         35,982         (14.70)
-----------------------------------------------------------------------------------------------------------------
Others
-----------------------------------------------------------------------------------------------------------------
Aeronautical Revenues            41,310         42,706         3.38     180,925        165,198          (8.69)
-----------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues         7,329          9,087        23.97      29,863         35,772          19.79
-----------------------------------------------------------------------------------------------------------------
Operating Profit                 (8,103)       (11,716)       44.59      (8,493)       (29,610)        248.64
-----------------------------------------------------------------------------------------------------------------
EBITDA                           11,077          9,104       (17.81)     68,229         53,668         (21.34)
-----------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------
Aeronautical Revenues           204,062        224,445         9.99   1,045,029      1,001,380          (4.18)
-----------------------------------------------------------------------------------------------------------------
Non-aeronautical Revenues        46,272         58,047        25.45     185,594        239,221          28.89
-----------------------------------------------------------------------------------------------------------------
Operating Profit                 30,148         51,042        69.31     398,749        355,170         (10.93)
-----------------------------------------------------------------------------------------------------------------
EBITDA                          110,200        134,817        22.34     718,957        690,270          (3.99)
-----------------------------------------------------------------------------------------------------------------

Note: All figures are in thousands of constant Mexican pesos as of December 31, 2002.



                                    GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                                 CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31st, 2002
                      (Thousands of Mexican pesos in purchasing power as of December 31st, 2002)

                      ITEM                        December 2001     December 2002       VARIATION             %
  ASSETS
  Current Assets
      Cash and cash equivalents                     928,872           496,827          (432,045)              (46.5)
      Trade receivables, net                        137,059           166,214            29,154                21.3
      Recoverable taxes and other current            51,456            46,836            (4,620)               (9.0)
      assets
      Investment in subsidiaries                          0                 0                 0                 0.0
                                                 ----------        ----------        ----------        ------------
  Total Current Assets                            1,117,388           709,876          (407,511)              (36.5)
  Fixed Assets
      Machinery, furniture and equipment, net        77,264            64,877           (12,387)              (16.0)
      Rights to use airport facilities, net       2,181,828         2,101,127           (80,701)               (3.7)
      Improvements to use airport facilities,       365,589           601,998           236,409                64.7
      net
      Constructions in process                      138,164           123,104           (15,060)              (10.9)
      Others                                         53,324            62,121             8,798                16.5
                                                 ----------        ----------        ----------        ------------
  Total Fixed Assets                              2,816,168         2,953,227           137,059                 4.9
  Deferred Assets
      Airports concessions, net                   7,813,067         7,601,518          (211,549)               (2.7)
      Deferred income taxes                               0                 0                 0                 0.0
      Other                                          12,888            18,813             5,926                46.0
                                                 ----------        ----------        ----------        ------------
  Total Deferred Assets                           7,825,955         7,620,331          (205,624)               (2.6)
           TOTAL ASSETS                          11,759,511        11,283,434          (476,076)               (4.0)
                                                 ===========       ===========       ==========        =============
        LIABILITIES AND STOCKHOLDER'S EQUITY
  Current Liabilities
      Trade accounts payable                          1,686             2,488               802                47.6
      Notes payable                                    (174)                0               174              (100.0)
      Accrued expenses and others payables           81,567            99,259            17,692                21.7
                                                 ----------        ----------        ----------        ------------
  Total Current Liabilities                          83,079           101,746            18,667                22.5
  Long term liabilities
      Other                                           2,300            21,068            18,768               815.8
      Deferred income taxes                         356,467           351,213            (5,254)               (1.5)
      Deferred employees profit sharing              38,059            37,496              (563)               (1.5)
      Labor Obligations                                 454               653               199                43.9
                                                 ----------        ----------        ----------        ------------
  Total long term liabilities                       397,281           410,430            13,150                 3.3
           TOTAL LIABILITIES                        480,360           512,177            31,817                 6.6
  STOCKHOLDER'S EQUITY
      Capital stock                              10,489,386        10,489,386                (0)               (0.0)
      Legal Reserve                                  25,323            38,661             13358                52.8
      Share repurchase reserve                       45,512                 0           (45,512)             (100.0)
      Net income for the period                     267,157           220,285           (46,873)              (17.5)
      Retained earnings                             451,772            22,907          (428,866)              (94.9)
  TOTAL STOCKHOLDER'S EQUITY                     11,279,151        10,771,258          (507,893)               (4.5)
                                                 ----------        ----------        -----------       -------------
  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY     11,759,511        11,283,434          (476,076)               (4.0)
                                                 ==========        ==========        ===========       =============




                                    GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                    CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st DECEMBER 31st, 2002 AND 2001
                       (Thousands of Mexican pesos in purchasing power as of December 31st 02)


                    ITEM                       ACCUMULATIVE   ACCUMULATIVE  VARIATION %    QUARTER 2001  QUARTER 2002   VARIATION %
                                                    2001          2002
Revenues
                Aeronautical Services            1045029       1,001,380         (4.18)      204,062       224,445           9.99

                Non-Aeronautical Services        185,594         239,221         28.89        46,272        58,047          25.45
                                             -----------    ------------    ----------    ----------    ----------    -----------

Total Revenues                                 1,230,623       1,240,601          0.81       250,334       282,491          12.85
Operating Expenses
     Cost of services                            304,620         343,923         12.90        89,594        95,803           6.93
     General and administrative expenses         105,268         106,989          1.63        32,078        30,020          (6.42)
     Technical Assistance                         40,256          37,425         (7.03)        6,071         7,727          27.26
     Concession fee                               61,522          61,994          0.77        12,391        14,124          13.98
     Depreciation and Amortization               320,207         335,100          4.65        80,052        83,775           4.65
                                             -----------    ------------    ----------    ----------    ----------    -----------

Total Operating Expenses                         831,873         885,431          6.44       220,186       231,449           5.11
Operating Income                                 398,749         355,170        (10.93)       30,148        51,043          69.31
Comprehensive Financing cost                      36,881          27,171        (26.33)      (10,901)       (1,498)        (86.26)
                                             -----------    ------------    -----------   -----------   -----------   ------------
Extraordinary expense
     Rescue Clause                                 7,071           7,008         (0.89)       (2,225)        7,660        (444.24)
     Loss due to act of God                            0           3,534          0.00             0         3,534           0.00

Income Before Income Taxes                       428,559         371,798        (13.24)       21,472        38,351          78.61
     Asset tax                                         0          31,525          0.00             0       (16,012)          0.00
     Detterred income taxes                      161,401         118,499        (26.58)        9,926          (840)       (108.47)
     Defferred employees profit sharing                0           1,489          0.00             0         1,489           0.00
                                             -----------    ------------    ----------    ----------    ----------    -----------

                  Net Income for the Year        267,157         220,284        (17.55)       11,546        53,714         365.22
                                             ===========    ============    ===========   ==========    ==========    ===========
     Earning per share                            0.8905          0.7343        (17.55)       0.0385        0.1790         365.22
     Earning per ads usd                          0.8530          0.7034        (17.55)       0.0369        0.1715         365.22
     exchange rate per dollar 104393


                      GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
             CONSOLIDATED STATEMENT OF CHANGES FROM JANUARY 1st, TO
                          DECEMBER 31st, 2002 AND 2001
       (Thousands of Mexican pesos in purchasing power as of December 31st, 2002)

                                           Accumulative    Accumulative      Variation          4 Q             4 Q
                                           ------------    ------------      ---------          ---             ---
ITEM                                           2001            2002              %              2001           2002
Net income for the year                      267,157          220,285            (17.5)        11,546          53,714

   Depreciation and Amortization             320,207          335,100              4.7         80,052          83,775
                                             -------          -------              ---         ------         -------

Resources provided by operations             587,365          555,385             (5.4)        91,598         137,490
                                             -------          -------             -----        ------         -------

Changes in operating assets and
liabilities:

Decrease (increase) in:
   Trade receivables                         (31,452)         (29,486)            (6.3)        (9,827)         17,764
   Recoverable taxes and other current
   assets                                    (34,967)           4,794           (113.7)       (27,706)         27,231
   Other deferred assets                      (8,779)          (5,926)           (32.5)        (7,042)          5,644

Increase (decrease) in:
   Trade accounts payable                    (11,286)           1,134           (110.0)           778             769
   Accrued expenses and other payables        16,072           17,692             10.1         13,393         (22,443)
   Long term liabilities                     157,032           13,150            (91.6)        18,321         (27,490)
                                             -------          -------            ------       -------         --------
Resources provided by (used for)
working capital                               86,619            1,357            (98.4)       (12,083)          1,475
                                             -------          -------            ------       --------        -------

Resources provided by (used for)
operating activities                         673,984          556,742            (17.4)        79,515         138,965

Resources provided by (used for)
financing activities:                              0         (728,178)             0.0              0               0
                                             -------         ---------             ---             --         -------
   Notes payable                                   0                -           (100.0)             -               -
   Others                                         --         (728,178)                              -               -

Resources provide by (used for)
investing activities:                        (362,912)       (260,610)           (28.2)      (108,653)        (88,349)
                                             --------        ---------           ------      ---------        --------
   Investments in machinery, furniture
   and equipment, net                        (24,128)         (11,113)           (53.9)          (700)         (8,139)
   Investments in rights to use airport
   facilities                               (297,421)        (255,760)           (14.0)      (229,833)       (252,153)
   Investments in constructions in
   process..............................     (47,913)          15,000           (131.4)       143,336         207,947
   Investments in others                       6,550           (8,798)          (234.3)       (21,456)        (36,003)

       Increase (Decrease) in cash and
       cash equivalents                      311,072         (432,045)          (238.9)       (29,138)         50,616

Cash and cash equivalents at beginning
of the financial period                      617,800          928,872             50.4        958,010         446,211

Cash and cash equivalents at the end of
the financial period                         928,872          496,827            (46.5)       928,872         496,827
                                             =======          =======            ======       =======         =======



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Grupo Aeroportuario del Sureste, SA. de C.V.


                                By:  /s/ADOLFO CASTRO RIVAS
                                    -----------------------
                                         Adolfo Castro Rivas
                                         Director of Finance

Date:    January 31, 2003